EXHIBIT 99.1

Hydrogenics to Present at the Roth Capital Conference on March 12, 2018

MISSISSAUGA, Ontario, March 05, 2018 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (NASDAQ:HYGS) (TSX:HYG), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today announced that it will present at the 30th Annual Roth Capital Conference on Monday, March 12, 2018 in Dana Point, California. Management will review the Company's operations and growth strategy at 3:00 p.m. Pacific Time.

A live audio webcast of the Company’s presentation will be accessible via the Hydrogenics website. To hear the presentation and view related materials, please visit the website at www.hydrogenics.com. A replay will be available for ninety days.

About Hydrogenics
Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centers in Russia, China, India, Europe, the US and Canada.

Company Contacts:
Chris Witty
Hydrogenics Investor Relations
646-438-9385
cwitty@darrowir.com